Experience Tech, LLC
8201 Harrods View Ct.
Prospect, Kentucky 40059
dan@kyhug.com
3/24/2025

Re: Form C-TR – Termination of Reporting Obligations under Regulation Crowdfunding

To Whom It May Concern,

Pursuant to Rule 202(b)(2) of Regulation Crowdfunding, Experience Tech, LLC hereby elects to terminate its obligation to file annual reports under Regulation Crowdfunding.

Experience Tech, LLC confirms that it has satisfied the conditions required for termination of reporting, specifically:

- The issuer has filed at least one annual report on Form C-AR;

- The issuer has fewer than 300 shareholders of record; and

- The issuer has not exceeded $1,070,000 in gross revenue in the most recently completed fiscal year.

Accordingly, Experience Tech, LLC respectfully submits this Form C-TR to terminate its ongoing reporting obligations under Regulation Crowdfunding.

Sincerely,
Dan Murphy
Executive Director
Experience Tech, LLC